Exhibit 99.1
[LETTERHEAD]

Securities and Exchange Commission	Our ref	JSLC/09
100 F Street, N.E.
Washington, D.C. 20549	Contact	Janette Yu
(852) 2143 8687
December 14, 2006
Dear Sirs:
We were previously principal accountants for China Yuchai International Limited (the “Company”) and under the date of August 4, 2006, we reported on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2005 and 2004. On November 6, 2006, we resigned. We have read the Company’s statements under paragraph 1.A of Form 6-K dated December 14, 2006, and we agree with such statements.
Yours faithfully,
/s/ KPMG Hong Kong
KPMG Hong Kong

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